FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON MAY 7, 2010

1.            DATE, TIME AND PLACE: On the seventh day of May, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.            MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P Rodrigues.

3.            CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.            AGENDA: (i) Analysis, discussion and approval of the Financial Statements for the First Quarter of 2010 (“ITR”); (ii) Re-ratification of the amount to be paid in advance on a quarterly basis, as interim dividends for year 2010, approved at the meeting held by the Company’s Board of Directors on April 08, 2010; (iii) Approval of payment of interim dividends, in accordance with the Company Policy on Distribution of Dividends; (iv) Election of the members of the Share Purchase Option Plan Management Committee; and (v) Increase to the overall limit of shares designed for the General Plan for the Granting of Share Purchase Option.

5.            RESOLUTIONS: Beginning the works, the Directors examined the items on the Agenda and resolved:

5.1.         To approve, following presentation by the Management, by unanimously vote and without provisions, the Financial Statements for the First Quarter of 2010, the Management Report, and the Independent Auditors’ Opinion, to which the Fiscal Council granted a favorable opinion.

5.2.         To re-ratify the amount to be paid in advance on a quarterly basis to the common shareholders, as interim dividends for year 2010, pursuant to the Company Policy on Distribution of Dividends, approved at the meeting held by the Company’s Board of Directors on April 08, 2010, wherefor it is stipulated that the amount to be paid in advance, every quarter, is R$ 0.08 for each preferred share class A and R$ 0.0727272727273 for each common share; the preferred share class B will not receive any value as interim dividends. The payment dates of interim dividends shall be defined by the Board of Directors, following publication of the ITR for such period. For the fourth quarter, after the closing of the fiscal year and approval of the relevant financial statements, the Company shall pay to the shareholders the minimum dividend due, calculated under the Brazilian Corporations Law, upon deduction of the dividends paid in advance during the fiscal year.

5.3.         To approve the payment of interim dividends, under the Company Policy on Distribution of Dividends, in the amount of nineteen million, two hundred and thirty-three thousand, four hundred and eighty-two Reais and twenty-seven (R$ 19.233.482,27) for the first quarter, corresponding to R$ 0.08 per preferred share class A, and R$ 0.0727272727273 per common share. The payment of dividends shall be made on May 31, 2010. All the shares shall be entitled to dividends on the May 17, 2010 base date. As of May 18, 2010, the shares shall be negotiated “ex-right” to dividends until the payment date thereof. These one million, one hundred and eleven thousand and five hundred and fifty-one (1,111,551) new preferred shares class A issued on April 29, 2010 at the Annual and Special General Shareholders Meeting, because of the capitalization of the special goodwill reserve, will have the rights to receive their interim dividends ten (10) days after the ending of the subscription right period.

5.4.         To elect the members of the Share Purchase Option Plan Management Committee, to wit: Abílio dos Santos Diniz, Brazilian, married, business administrator, bearer of the Brazilian Identity Card RG 1.965.961, SSP/SP (issued by the Public Security Office of the State of São Paulo), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 101.454.918-20, Enéas César Pestana Neto, Brazilian, married, accountant, bearer of the Brazilian Identity Card RG 11.383.698-3, SSP/SP (issued by the Public Security Office of the State of São Paulo), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 023.327.978-40, José Roberto Coimbra Tambasco, Brazilian, divorced, business administrator, bearer of the Brazilian Identity Card RG 7.659.908-5 SSP/SP (issued by the Public Security Office of the State of São Paulo), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 966.121.508-15, Caio Racy Mattar, Brazilian, married, civil engineer, bearer of the Brazilian Identity Card RG 5.396.320-9, SSP/SP (issued by the Public Security Office of the State of São Paulo), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 034.118.768-24, Claudia Elisa de Pinho Soares, Brazilian, unmarried, business administrator, bearer of the Brazilian Identity Card RG 7.376.147-0, IFP/RJ (issued by the Felix Pacheco Institute in the State of Rio de Janeiro), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 005.639.287-78, José Antônio de Almeida Filippo, Brazilian, married, civil engineer, bearer of the Brazilian Identity Card RG 4.639.073-8, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 750.801.417-00, all of which are domiciled in the City Capital of the State of São Paulo, at Av. Brigadeiro Luis Antonio n° 3172, to make up the Share Purchase Option Plan Management Committee.

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5.5.         To increase the overall limit of shares designed for the General Plan for the Granting of Share Purchase Option, from ten million, one hundred and seventeen thousand, seven hundred and forty-eight (10,117,748) preferred shares class A to eleven million, six hundred and sixteen thousand, seven hundred and forty-eight (11,617,748) preferred shares class A, therefore a increase of one million and five hundred thousand (1,500,000) new preferred shares class A.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 7, 2010. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser, and Ulisses Kameyama. Guest: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 10, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.